Exhibit 99.2

Edge Increases Production and
Completes Drilling of Three Additional Wells

CALGARY, ALBERTA  (March 30, 2011) – Edge Resources Inc. ("Edge" or the "Company") announces that it has completed the first three wells of a multi-well drilling program.  Additionally, the Company has increased production by fracturing and tying two wells into its 100% owned and operated, dedicated shallow-gas infrastructure.

The drilling rig, on contract from Ensign Energy Services, moved to the Company’s location directly from northern Alberta on March 14, 2011.  The rig drilled the first of at least eight licensed locations, with several others soon to be licensed and drilled.  The rig was released because of “spring breakup”, a period during which the winter frost comes out of the ground and the various counties restrict the movement of large equipment over the roads.

Brad Nichol, President and CEO of Edge commented, “I’m pleased with the operational team’s ability to have squeezed this rig into our drilling plan prior to break-up versus waiting until break-up is over and competing with many other companies for the rigs.  I am equally impressed with how quickly my team reacted to the availability of fracturing equipment.  On notice that the equipment was coming available, we immediately moved to put that equipment to work on our wells, and already have two of those wells producing into our own pipeline.”

The Company commenced fracturing operations on several wells, after waiting since December 2010for equipment to come available.  The Company has successfully fractured two wells, both of which were immediately tied-into 100% owned and operated, existing shallow-gas infrastructure.  Other wells will be fractured as part of this program but will not be tied-into pipeline until after spring breakup.

These two wells are flowing over 1,000 mcf/day (167 boe/day) on initial production, which adds significantly to the Company’s total production mix.  The Company is now generating significant revenue and positive cash flow on a monthly basis.

The Company has very low operating and F&D costs, and expects to be profitable at a natural gas price of less than $2.00/mcf.

Edge has now earned or acquired a total of 23 sections of Edmonton Sands natural gas property, each containing one drilled Edmonton Sands well.  The Company has executed agreements that allow for up to another 27 sections of prospective Edmonton Sands land to be earned by drilling 1 well on each respective section.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB
Canada  T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.